Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, November 9, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference: Material Event

In accordance with Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

We have received a copy of Official Letter No. 5715-2026-SMV/11.1 (the “Official Letter”), whereby the Superintendencia del Mercado de Valores has notified Inversiones Aspi S.A. (“Aspi”) of certain additional observations regarding the documentation and information submitted by Aspi in connection with the commencement of the Mandatory Tender Offer launched by Aspi for the common voting shares representing the share capital of Cementos Pacasmayo S.A.A.

A copy of the Official Letter is attached as an annex to this communication.

We remain at your disposal should you require any further information.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

San Isidro, November 6, 2026

OFFICIAL LETTER Nº 5715-2026-SMV/11.1

Sirs

Norberto Germán Ledea

Wilter Fernando Vera Franco

Representatives

Inversiones ASPI S.A.

Calle La Colonia No. 150, Urbanización El Vivero

Santiago de Surco, Lima.-

Ref.: File Nº 2026046722

We are writing in connection with the submission filed on November 2, 2026, whereby Inversiones ASPI S.A. (hereinafter, “ASPI” or the “Offeror”) responded to the observations set forth in Official Letter No. 5476-2026-SMV/11.1, issued by the General Office of Conduct Supervision (Intendencia General de Supervisión de Conductas – IGSC), in connection with the Subsequent Tender Offer (Oferta Pública de Adquisición Posterior – OPA) launched by ASPI to acquire a maximum of 211,882,902 (two hundred eleven million eight hundred eighty-two thousand nine hundred two) common voting shares representing the share capital of Cementos Pacasmayo S.A.A. (hereinafter, “Pacasmayo”), equivalent to 49.99% of Pacasmayo’s common shares.

In this regard, following the review of the documentation and information submitted by ASPI, and pursuant to Article 16 of the Regulations on Tender Offers and Purchases of Securities upon Delisting, approved by CONASEV Resolution No. 009-2006-EF/94.10, as amended¹ (hereinafter, the “Tender Offer Regulations”), we hereby inform you of the following observations:

1.	Considering the response provided by your company to the request set forth in Section 2.1.3 of Official Letter No. 5476-2026-SMV/11.1, regarding the confidential nature of the information contained in the due diligence summaries, you are required to submit a legal expert opinion supporting such confidentiality. The opinion must precisely identify the information or documentation for which confidentiality is claimed, the applicable legal provisions supporting its confidential nature, the legal grounds on which disclosure would not be required in connection with the Tender Offer, and the name of the attorney signing such opinion.

2.	In the List of Annexes to the Information Prospectus, the reference to Annex VI must be corrected, given that the unaudited interim separate financial statements of ASPI attached thereto relate to the period ended September 30, 2026.

[1]	It should be noted that, pursuant to paragraph 1 of the Sole Supplementary Transitional Provision and the Second Supplementary Repealing Provision of SMV Resolution No. 008-2026-SMV/01 (hereinafter, the “Resolution”), this Subsequent Tender Offer is governed by the Regulations on Tender Offers and Purchases of Securities upon Delisting, approved by CONASEV Resolution No. 009-2006-EF/94.10, and by the Rules approved by Management Resolution No. 025-2006-EF/94.45, as in effect prior to the amendments introduced by the Resolution, since the obligation to launch the Subsequent Tender Offer arose before the Resolution entered into force, and Holcim Ltd. notified the SMV of its decision not to be subject to the regulatory framework established by said Resolution.

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3.

In Item 4, «Entities Comprising the Economic Group, » under Subsection B, “INFORMATION ON THE ECONOMIC GROUP,” of Section III, “INFORMATION ON THE OFFEROR,” of the Information Prospectus, the information contained in the table regarding entities with securities registered in the Public Securities Market Registry (Registro Público del Mercado de Valores – RPMV) must be corrected, since Holcim Perú Agregados S.A. (formerly Cia Minera Agregados Calcareos S.A.) and ASPI currently do not have securities registered in said registry.

4.	In the table under Item II.a, “Entities Comprising the Economic Group,” of Annex II, “Economic Group Information,” of the Information Prospectus, the market in which Holcim has listed securities must be specified, considering that, according to the information provided in the Information Prospectus, said company is listed on the Swiss Stock Exchange (SIX Swiss Exchange).

5.	In Subsection H, “FORMALITIES TO BE COMPLETED FOR ACCEPTANCE OF THE TENDER OFFER,” of Section IV, “INFORMATION ON THE OFFER,” of the Information Prospectus, the email addresses of the Brokerage Agent to which the Letter of Acceptance must be sent must be specified, as this information has not been included (page 47, last paragraph).

6.	In Subsection Q, “RELEVANT INFORMATION CONTAINED IN THE U.S. OFFER PROSPECTUS,” the information regarding the effects of the Offers must be updated, considering that the example provided in said section² for calculating the Offeror’s share of the net book value and net income attributable to the owners of the Target Company has been modified in the document entitled “Amended and Restated Offer to Purchase, dated November 3, 2026,” corresponding to the tender offer in the United States of America (hereinafter, the “U.S. Offer”)³, using the information from Pacasmayo’s unaudited interim consolidated financial statements as of September 30, 2026 for such calculation.

[2]	Information Prospectus prepared as of November 2, 2026. Pages 64 and 65:

[3]	Link:
https://www.sec.gov/Archives/edgar/data/1221029/000114036126041643/ny20084690x1_exa1a.htm#t PPR

«EFFECTS OF THE OFFERS AND SUBSEQUENT PLANS REGARDING THE TARGET COMPANY:

(…)

For example, according to the Target Company’s unaudited interim consolidated financial statements as of June 30, 2026 and for the six-month period ended on that date, filed with the SEC on Form 6-K on July 20, 2026 (the “2026 Semiannual Report”), as of June 30, 2026, the Target Company’s net book value, calculated as total assets less total liabilities, amounted to approximately S/1,351.1 million, and net income attributable to the owners of the Target Company for the six-month period ended June 30, 2026 amounted to approximately S/159.2 million.

Assuming the Offeror’s current ownership of 211,985,547 Shares, or approximately 50.01% of the outstanding Shares (49.52% of the 428,106,846 outstanding Shares and investment shares, excluding investment shares held by the Target Company), as of June 30, 2026, the Offeror’s share of the net book value and net income attributable to the owners of the Target Company as of June 30, 2026 and for the six-month period ended on that date would have amounted to approximately S/669.0 million and S/78.8 million, respectively.

Assuming that all outstanding Shares (other than Shares owned by the Offeror) are tendered in the Offers and that the Offers are completed, the Offeror’s share of these amounts would increase to approximately S/1,337.8 million and S/157.6 million, respectively (99.01%), and the Offeror would be entitled to all other benefits arising from its ownership of 423,868,449 Shares, including income generated by the Target Company’s operations and any future increase in the value of the Target Company.

(…)»

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The aforementioned observations must be addressed within a period not exceeding three (3) business days, calculated from the business day following notification of this Official Letter. It should be noted that any correction made to any Tender Offer document must also be reflected in the other offering documents, as applicable, and that all information submitted by the Offeror in connection with the Tender Offer, including financial information, must remain up to date until the observations have been duly addressed.

Furthermore, in accordance with the express indication in your application, as well as Articles 20, paragraph 20.4, and 113, paragraph 5, of the Consolidated Text of the General Administrative Procedure Law, Law No. 27444, approved by Supreme Decree No. 006-2026-JUS, this Official Letter will be notified to the following email addresses: «contactobbvasab.group@bbva.com», «jvelez@munizlaw.com», «carata@munizlaw.com» y «rizquierdo@munizlaw.com».

Finally, it should be noted that the aforementioned observations have been made based on the information prepared and submitted by the Offeror in connection with the corresponding administrative proceeding. Accordingly, no administrative verification or audit procedures have been performed with respect to such information. The aforementioned legal provisions and the applicable administrative procedures have been taken as references, which does not constitute or imply any examination or assessment of the completeness and accuracy of such information or of the Offeror’s economic and financial condition.

Yours sincerely,

/s/ Alix Godos

Alix Godos

Intendente General

Office of Conduct

Supervision

Intendencia General de Supervisión de Conductas

JVB/MAD

BMP/JCG

CC:

Holcim Ltd.

BBVA Bolsa Sociedad Agente de Bolsa S.A.

Muñiz, Olaya, Meléndez, Castro & Ono Abogados

Bolsa de Valores de Lima S.A.

Cementos Pacasmayo S.A.A.

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